SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 3)
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
with copies to:

Eva H. Davis Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Mark E. Betzen Jones Day 2727 N. Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

This Amendment No.3 amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (this “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 30, 2007 by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore (“STATS ChipPAC” or the “Company”). Unless otherwise defined herein, terms used with initial capital letters have the meanings ascribed to them in the circular dispatched by the Company on March 30, 2007 to its security holders in connection with the Offer (“Circular”).
Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), has made an offer to purchase all outstanding Ordinary Shares, American Depositary Shares, US$115,000,000 aggregate principal amount of Convertible Notes due 2008 and US$150,000,000 aggregate principal amount of 2.5% Convertible Subordinated Notes due 2008 of the Company not owned by Temasek or STSPL upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer, ADS Letter of Transmittal and Convertible Notes Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 7.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006(d)
On May 21, 2007, the Offeror filed a Schedule T-O which stated among other things the following:
“At 5:30 PM Singapore time, 5:30 AM New York City time, on Friday, May 18, 2007, the Offer closed. According to the report of the receiving and tender agents for the Offer, STSPL has received valid acceptances of the Offer in respect of 945,785,049 Ordinary Shares (including Ordinary Shares represented by 36,303,474 ADSs), as well as US$134,500,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008. Upon the final settlement of the Offer, STSPL and its concert parties will hold a total of 83.1% of the outstanding Ordinary Shares (including Ordinary Shares and ADSs held by STSPL as at the announcement of the Offer on March 1, 2007 and Ordinary Shares acquired or agreed to be acquired by STSPL after March 1, 2007 and up to 5:30 PM Singapore time, 5:30 AM New York City time, on May 18, 2007, other than pursuant to valid acceptances of the Offer).”
“As previously disclosed, STSPL intends to continue to review its investment in STATS ChipPAC now that the Offer is completed. STSPL currently intends to continue to seek to acquire additional Ordinary Shares, ADSs and Convertible Notes, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as STSPL shall determine, which may be more or less than the price offered in the Offer, subject to applicable law and regulations. In that regard, under the Singapore Code, STSPL may acquire Ordinary Shares, ADSs or Convertible Notes; however, for the period of six months after May 18, 2007, it may not acquire Ordinary Shares, ADSs or Convertible Notes, or make a second offer for the Ordinary Shares, ADSs or Convertible Notes, at a price higher than the price paid in the Offer (S$1.75 per Ordinary Share, S$17.50 per ADS or the “see-through” prices for the Convertible Notes), except with the consent of the Singapore Securities Industry Council.”
“As previously disclosed, the SGX-ST may suspend the listing of the Ordinary Shares on the SGX-ST if STSPL and other substantial shareholders (i.e., shareholders who have an interest in not less than 5% of the issued Ordinary Shares) own more than 90% of the issued Ordinary Shares. As STSPL currently owns 83.07% of the issued Ordinary Shares, and STATS ChipPAC has received notice that one other substantial shareholder has voting control over 5.02% and dispositive but non-voting authority over an additional 1.84% of the issued Ordinary Shares, further purchases of Ordinary Shares and ADSs by STSPL or any other shareholder may result in the suspension of the listing of the Ordinary Shares on the SGX-ST. Further purchases of Ordinary Shares or ADSs also may result in the delisting of the ADSs from Nasdaq and the termination of registration of the Ordinary Shares and the ADSs under the Exchange Act.”
“Even if STSPL does not make any further purchases, STSPL may seek to cause STATS ChipPAC to voluntarily terminate the listing of its Ordinary Shares on the SGX-ST or the listing of its ADSs on NASDAQ, or both, or to terminate the Deposit Agreement through which the ADS program is operated, subject to compliance with applicable law and listing requirements. STSPL may also seek to cause STATS ChipPAC to terminate the registration of its Ordinary Shares and ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.”
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Schedule 14D-9) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Schedule 14D-9 are fair and accurate and that no material facts have been omitted from this Schedule 14D-9, and they jointly and severally accept responsibility accordingly.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon President and Chief Executive Officer

Dated: May 23, 2007